CUSIP No. 58404W 10 9	Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

MedCath Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

58404W 10 9

(CUSIP Number)

December 31, 2007

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

_________________________

1  remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 58404W 10 9	Page 2 of 5 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Welsh, Carson, Anderson & Stowe VII, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,626,968 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,626,968 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,626,968 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	8.0%
12)	Type of Reporting Person	PN

CUSIP No. 58404W 10 9	Page 3 of 5 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	WCAS Healthcare Partners, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	16,884 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	16,884 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	16,884 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	Less than 0.1%
12)	Type of Reporting Person	PN

CUSIP No. 58404W 10 9	Page 4 of 5 Pages

Amendment No. 2 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on January 15, 2002 and Amendment No. 1 thereto filed on February 8, 2007 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4 -	Ownership.

(a)	Amount Beneficially Owned:

WCAS VII: 1,626,968 shares of Common Stock

WCAS HP: 16,884 shares of Common Stock

(b)	Percent of Class:

WCAS VII:	8.0%
WCAS HP:	less than 0.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

WCAS VII: 1,626,968 shares of Common Stock

WCAS HP: 16,884 shares of Common Stock

(ii)	shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of:

WCAS VII: 1,626,968 shares of Common Stock

WCAS HP: 16,884 shares of Common Stock

(iv)	shared power to dispose or to direct the disposition of: -0-

CUSIP No. 58404W 10 9	Page 5 of 5 Pages

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WELSH, CARSON, ANDERSON & STOWE VII, L.P.
By:	WCAS VII Partners, L.P., General Partner
By:	/s/ David Mintz
Attorney-in-Fact
WCAS HEALTHCARE PARTNERS, L.P.
By:	WCAS HP Partners, General Partner
By:	/s/ David Mintz
Attorney-in-Fact

Date: January 21, 2008

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